January 30, 2015

VIA EDGAR
Mr. Stephen Krikorian, Accounting Branch Chief Mr. Ryan Rohn, Staff Accountant Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Qihoo 360 Technology Co. Ltd. Form 20-F for the Fiscal Year ended December 31, 2013 Filed April 25, 2014 File No. 001-35109

Dear Mr. Krikorian and Mr. Rohn,

This letter sets forth our responses to the comments contained in the letter dated January 15, 2015 from the Staff of the Commission (the “Staff”) regarding our annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”). For ease of reference, we have set forth the Staff’s comments and our response for each item below.

B. Business Overview

Overview, page 31

1.	We note your response to prior comment 1, in that you will offer “total” advertising solutions which serve as a total package rather than on an individual basis. In future filings, please disclose this solutions approach. In addition, provide clarifying disclosure if PC and mobile online advertising are priced similarly within your “total” advertising solution.

We want to further qualitatively clarify that although we will provide total advertising solution to our clients, PC and mobile online advertising will be priced at different levels mainly because the formats of PC and mobile online advertising differ materially and the results from PC and mobile online advertising, in terms of traffic, users and/or business leads, also differ materially. Our PC and mobile online advertising customers generally pay us directly or indirectly for the results.

3/F, Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China

Tel: +8610 5878 1000	Fax: +8610 5878 1001

We respectfully advise the Staff that in future filings we will disclose the “total” solution approach related to our online advertising business as follows:

“As we further monetize our different services, our customers are increasingly demanding comprehensive solutions consisting of various forms of online advertising on both PC and mobile. As a result, we may offer such services as a comprehensive total advertising solution. Although we provide total advertising solution to our clients, PC and mobile online advertising are priced at different levels mainly because the formats of PC and mobile online advertising differ materially and the results from PC and mobile online advertising, in terms of traffic, users and/or business leads, also differ materially. Our PC and mobile online advertising customers generally pay us directly or indirectly for the results.”

Critical Accounting Policies

Revenue Recognition

Internet Value-added Services, page 56

2.	We have reviewed your response to prior comment 3 and it is unclear to us how you concluded that your current disclosures are more meaningful than providing the quantitative disclosure of the consumption period. Tell us your consideration of providing the range of the consumption period for your portfolio of games. This disclosure can be expanded with a disclosure of the factors that impact the consumption period.

We respectfully advise the Staff that we propose to revise the referenced paragraph on consumption period in future filings to enhance our disclosure as follows (revised portion in italics):

“Net revenues from the sale of in-game currencies is deferred until the estimated consumption date, (i.e. the estimated date that virtual items are sold within the game), which is typically within a short period of time after purchase of the in-game currency, which range from a few days to a few weeks depending on the game. Length of the consumption period is impacted by our portfolio mix of games and the monetization policy and marketing activity of each individual game as determined by game developers.”

Results of Operations

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues, page 64

3/F, Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China

Tel: +8610 5878 1000	Fax: +8610 5878 1001

3.	We note your response to bullet point 2 in prior comment 4. Although your proposed disclosure provides qualitative disclosure to your readers, your disclosure appears to continue to not provide quantitative amounts to provide the reader the ability to identify the material sources of the increase. In this regard, we note that revenues from online advertising increased by 88.3% in 2013. Tell us what consideration you gave to disclosing the percentage increase in the metrics instead of the absolute value of each metric. Disclosing the percentage change in number of clicks and price per click would describe the underlying reasons for the increase in revenue. Refer to Section III.B.1 of SEC Release 33-8350.

We respectfully advise the Staff that in future filings we will add the following disclosure related to our online advertising business.

“In 2014, average daily clicks of our Personal Startup Page and its subpages increased XX%, and total page views of 360 search increased YY%. These increases were the main drivers for the ZZ% growth in the Company’s online advertising business.”

Cost of Revenues, page 64

4.	We have reviewed your response to prior comment 5. Your indication that an analysis of cost of revenues as a percentage of your total revenues would not provide an accurate or meaningful illustration of fluctuation is unclear to us. In this regard, it would appear to be useful to readers to understand why cost of revenues grew greater than revenues in terms of percentages. This analysis could include the points provided in your response. Please advise.

We respectfully advise the Staff that in addition to the proposed quantitative disclosure in prior comment 6 in our response letter dated September 29, 2014, we will also add the following paragraph under “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Results of Operations – Cost of Revenues”:

“Our cost of revenues as a percentage of our total revenues increased from 10.0% in 2012 to 13.1% in 2013 primarily due to the increase in bandwidth costs, depreciation of equipment and staff salaries and benefits as a result of the ramp-up in our search monetization, which contain fixed portions that would not fluctuate in line with changes in our total revenues.”

* * * * *

3/F, Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China

Tel: +8610 5878 1000	Fax: +8610 5878 1001

We hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the Form 20-F, please contact me at +86 18601926800, or Fan Zhang, our General Counsel at +86 18910151329, or our U.S. counsel, Kirkland & Ellis, attention: David Zhang at +852 37613318 (office) or +852 91248324 (mobile). Thank you.

Very truly yours,

Qihoo 360 Technology Co. Ltd.

By:	/s/ Alex Zuoli Xu

Name: Alex Zuoli Xu
Title: Co-Chief Financial Officer

cc:	Fan Zhang, General Counsel of Qihoo 360 Technology Co. Ltd.
David T. Zhang, Esq., Kirkland & Ellis
Benjamin Su, Esq., Kirkland & Ellis
Steve Lin, Esq., Kirkland & Ellis
Jeffrey Fu, Deloitte Touche Tohmatsu Certified Public Accountants LLP

3/F, Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China

Tel: +8610 5878 1000	Fax: +8610 5878 1001

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